Exhibit 21.1

SUBSIDIAIRES OF Lytus Technologies Holdings PTV. LTD.

Subsidiaries	Place of Incorporation
Lytus Technologies Private Limited (100% owned)	India
Lytus Technologies, Inc. (100% owned)	Delaware
Global Health Sciences, Inc. (75% owned)	Delaware